Mail Stop 4561
      April 6, 2006

Mr. Mark Corrao
Chief Financial Officer
Stikeforce Technologies, Inc.
1090 King Georges Post Road, Suite 108
Edison, NJ 08837

	RE:	Strikeforce Technologies, Inc.
		Form 8-K filed 4/06/06
            	File No. 333-122113

Dear Mr. Corrao:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed April 6, 2006

1. Please clarify to us whether you received written views from the new accountant regarding your consultations. If so, please revise your Form 8-K to include such written views as an exhibit in accordance with Item 304(a)(2)(ii)(B) of Regulation S-B.

2. Please revise your Form 8-K to clarify whether a copy of your disclosures has been provided to the new accountants and whether they have been given the opportunity to furnish you with a letter addressed to the Commission in accordance with Item
304(a)(2)(ii)(D)
of Regulation S-B.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3432.


								Sincerely,



								William H. Demarest
								Staff Accountant
Mr. Mark Corrao
Strikeforce Technologies, Inc.
April 6, 2006
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